UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

The Securities Exchange Act of 1934

Silicon Graphics, Inc.

(Name of Subject Company)

Silicon Graphics, Inc.

(Name of Filing Person)

5.25% Senior Convertible Notes Due 2004

(Title of Class of Securities)

827056AC

(Cusip Number of Class of Securities)

Sandra M. Escher

Senior Vice President and General Counsel

Silicon Graphics, Inc.

1600 Amphitheatre Parkway

Mountain View, California 94043

(650) 960-1980

 (Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Daniel G. Kelly, Jr.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California  94043

Tel: (650) 752-2000

Fax: (650) 752-2111

CALCULATION OF FILING FEE

Title Of Each Class Of Securities To Be Registered (1)	Amount To Be Registered (2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (3)
Senior Notes Due 2009	$230,000,000	100%	$175,950,000	$14,235
Senior Convertible Notes Due 2009	(4)	(4)	(4)	(4)

(1)          This registration statement relates to the exchange by Silicon Graphics, Inc. of an aggregate of up to $230,000,000 principal amount of its 5.25% Senior Convertible Notes Due 2004 for either (a) $1,000 in principal amount of its new Senior Notes Due 2009 for each $1,000 in principal amount of notes tendered or (b) $1,000 principal amount of its new Senior Convertible Notes Due 2009 for each $1,000 in principal amount of notes tendered.

(2)          This amount is the maximum principal amount of 5.25% Senior Convertible Notes due 2004 that may be received by the registrant from tendering holders.

(3)          The registration fee of $14,235 has been paid in connection with the Company’s Registration Statement on Form S-4, filed April 21, 2003. The amount of the registration fee was calculated, pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, based on $175,950,000, the market value as of April 16, 2003 of the maximum principal amount of 5.25% Senior Convertible Notes Due 2004 that may be received by the registrant from tendering holders.

(4)          The total of Senior Notes Due 2009 and Senior Convertible Notes Due 2009 to be issued upon completion of this exchange offer will be no more than $230,000,000. Therefore no additional registration fee is required pursuant to Rule 457 of the Securities Act of 1933, as amended.

☒              Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,235	Filing Party:	Silicon Graphics, Inc.

Form or Registration No.:	S-4	Date Filed:	April 21, 2003

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐        third-party tender offer subject to Rule 14d-1.

☒       issuer tender offer subject to Rule 13e-4.

☐        going-private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Tender Offer Statement on Schedule TO is being filed by Silicon Graphics, Inc. pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange an aggregate of up to $230,000,000 principal amount of its 5.25% Senior Convertible Notes Due 2004 (the “Old Notes”) for either (a) $1,000 in principal amount of its new Senior Notes Due 2009 (the “New Notes”) for each $1,000 in principal amount of Old Notes tendered, or (b) $1,000 principal amount of its new Senior Convertible Notes Due 2009 (the “New Convertible Notes”) for each $1,000 in principal amount of Old Notes tendered.  The maximum principal amount of New Convertible Notes that may be issued in this exchange offer is $120 million.  If holders of Old Notes validly tender more than $120 million aggregate principal amount of Old Notes in exchange for New Convertible Notes, then New Convertible Notes will be allotted on a pro rata basis, based on the amount of Old Notes tendered for New Convertible Notes. Old Notes not exchanged for New Convertible Notes because of proration will be exchanged for New Notes.

This exchange offer is subject to the terms and conditions set forth in the prospectus and in the related Letter of Transmittal which are a part of the registrant’s Registration Statement on Form S-4 (“Registration Statement”) filed with the Securities and Exchange Commission on the date hereof.

The information in the Registration Statement, including all exhibits thereto, is incorporated herein by reference in answer to all of the items in this Schedule TO, except as otherwise set forth below.

Item 1.  Summary Term Sheet.

The information in the Registration Statement under the heading “Summary—The Exchange Offer” is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)   Name and Address.  Silicon Graphics, Inc. (“SGI”) is the issuer and the subject company.  Its address is 1600 Amphitheatre Parkway, Mountain View, CA 94043.  Its telephone number is (650) 960-1980.

(b)   Securities.  The information in the Registration Statement under the headings “Description of the Old Notes” and “Summary—Market and Market Prices” is incorporated herein by reference.

c)     Trading Market and Price.  The information in the Registration Statement under the heading “Summary—Market and Market Prices” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)   The information set forth in Item 2(a) above is hereby incorporated by reference.

Item 4.  Terms of the Transaction.

        (a)   The information in the Registration Statement under the headings “Summary—The Exchange Offer”, “Summary—Summary Comparison of Old Notes to 2009 Notes”, “Description of the Exchange Offer”, “Description of the Old Notes”, “Description of the 2009 Notes”, and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

        (e)   Agreements Involving the Subject Company’s Securities.  The information in the Registration Statement under the heading “Summary—The Exchange Offer—Agreement to Tender Old Notes” and the information in SGI’s Definitive Proxy Statement relating to its 2002 Annual Meeting of Stockholders under the heading “Voting and Solicitation” is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

        (a)   Purpose.  The information in the Registration Statement under the heading “Description of the Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

        (b)   Use of Securities Acquired.  The information in the Registration Statement under the heading “Summary—The Exchange Offer” is incorporated herein by reference.

        (c)(6) Plans.  The information in the Registration Statement under the headings “Risk Factors—Risks Relating to the Exchange Offer” and “Summary—The Exchange Offer—Agreement to Tender Old Notes” is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

        (a)   Source of Funds.  The information in the Registration Statement under the heading “Summary—The Exchange Offer” is incorporated herein by reference.

        (b)   Conditions.  The information in the Registration Statement under the heading “Description of the Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.

        (d)   Borrowed Funds.  None

Item 8.  Interest in Securities of the Subject Company.

        None.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

        (a)   The information in the Registration Statement under the heading “Description of the Exchange Offer—Fees and Expenses” is incorporated herein by reference.

        (b)   SGI’s officers, directors and employees may solicit noteholders by mail, telephone, personally or otherwise, without additional compensation.

Item 10.  Financial Statements.

        (a)(1)       The information on pages 28 through 59 in SGI’s Annual Report on Form 10-K for the fiscal year ended June 28, 2002 is incorporated herein by reference.

        (a)(2)       The information on pages 3 through 13 of SGI’s Quarterly Report on Form 10-Q for the quarter ended December 27, 2002 is incorporated herein by reference.

        (a)(3)       The information in the Registration Statement under the headings “Summary—Selected Historical Financial Data of SGI”, “Summary—Ratio of Earnings to Fixed Charges” and “Summary—Book Value Per Share” is incorporated herein by reference.

        (b)  The information in the Registration Statement under the heading “Summary—Unaudited Pro Forma Information” is incorporated herein by reference.

Item 11.  Additional Information.

(a)(1)                      The information in SGI’s Annual Report on Form 10-K for the fiscal year ended June 28, 2002 under the captions “Executive Compensation”, “Director Compensation” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

(a)(2)                      The only regulatory requirements that must be met are those imposed by applicable securities laws.

(a)(3)                      Not applicable.

(a)(4)(b)                        Incorporated by reference to the Registration Statement.

Item 12.  Exhibits.

(a)(1)(A)                     Prospectus dated April 21, 2003, incorporated herein by reference to the Registration Statement.

(a)(1)(B)                       Form of Letter of Transmittal, incorporated by reference to Exhibit 99.1 to the Registration Statement.

(a)(1)(C)                       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.2 to the Registration Statement.

(a)(1)(D)                      Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.3 to the Registration Statement.

(a)(1)(E)                        Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit 99.4 to the Registration Statement.

(a)(1)(F)                          Form of Instructions to Book-Entry Transfer Participant from Owner, incorporated by reference to Exhibit 99.5 to the Registration Statement.

(a)(5)(i)                          Press Release issued by Silicon Graphics, Inc. on April 21, 2003, filed pursuant to Rule 425 and incorporated by reference herein.

(a)(5)(ii)                           Telephone Discussion of Exchange Offer on April 21, 2003, filed pursuant to Rule 425 and incorporated by reference herein.

(b)                  None.

(c)                  None.

(d)                  Agreement to Tender dated April 18, 2003 between Silicon Graphics, Inc. and Highfields Capital Management LP, incorporated herein by reference to Exhibit 10.1 to the Registration Statement.

(g)                  None.

(h)                  None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILICON GRAPHICS, INC.

/s/ Sandra M. Escher
(Signature)

Name:	Sandra M. Escher
Title:	Senior Vice President and General Counsel

Date:	April 21, 2003